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                                                                    EXHIBIT 20.2

FOR IMMEDIATE RELEASE


CONTACT: THOMAS P. LEWIS
         PRESIDENT AND CHIEF EXECUTIVE OFFICER


                     VISIONAMERICA TO HIRE INVESTMENT BANKER
                        TO HELP ENHANCE SHAREHOLDER VALUE

                       ----------------------------------

                GHASSAN BARAZI APPOINTED CHIEF OPERATING OFFICER

MEMPHIS, Tenn. (March 27, 2000) -- VisionAmerica Incorporated (Nasdaq/NM:VSNA) today announced that its Board of Directors has instructed management to redirect the Company by first paying down a substantial portion of its $40 million of debt owed mainly to its primary lending banks and the Internal Revenue Service. The Company will begin immediately to interview investment-banking firms towards the goal of selling subsidiaries that strategically do not fit and towards raising new capital with minimum dilution--a quest to enhance shareholder value.

         Separately, Ghassan Barazi was appointed chief operating officer. Mr. Barazi has expertise in developing and implementing laser vision correction programs and in managing high volume cataract surgery practices. Mr. Barazi is a board member and also COO of ICON Laser Eye Centers.

         The Board has formed a special committee of which Mr. Ernest Remo, a new board member, has been named chairman. The work of this committee includes the review of activities concerning company payroll taxes and developing strategies for austerity and cost containment measures. VisionAmerica will hire independent specialists in each of these areas of focus. Mr. Remo, who was also named to the Company's audit committee, serves as vice-chairman of ICON Laser Eye Centers.

         Thomas P. Lewis, president and chief executive officer, stated that "VisionAmerica is in a state of restructuring, and we believe that we understand the issues and can implement plans and strategies to redirect the Company for the ultimate benefit of our shareholders. The Company, our primary lending banks and our new investor, ICON, were all surprised by these recent developments and all are insisting that the company meet its obligations and then preserve and enhance shareholder value. Our immediate plans are to negotiate a settlement plan with the IRS, substantially reduce our debt, get back to profitability and then build from a solid base toward being a leader in the eyecare industry with laser refractive and cataract surgery leading the way."

         Finally, the Company announced that four additional VSNA / ICON Laser Eye Centers will be opening this week. With the addition of these four new centers, VSNA and ICON will have jointly developed nine laser vision centers. The first five joint laser vision centers have generated approximately 5,100 LASIK evaluations during their first few weeks of activity. These same centers collectively performed an average of 20 LASIK procedures per week in 1999.

         This press release contains forward-looking statements which involve risks and uncertainties. VisionAmerica's actual results may vary significantly from the results anticipated in these forward-looking statements as a result of various risks, assumptions and certain factors. Factors that could cause actual results to differ materially from those expressed or implied by such forward-looking statements include, but are not limited to, those discussed in detail in the Company's filings with the Securities and Exchange Commission.